FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2007

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Registrant hereby announces that at the Annual General Meeting of Shareholders held on October 9, 2007 all proposed resolutions set forth in the proxy statement filed under Form 6-K on August 27, 2007, have been adopted, as follows:

1.	To elect Hadas Gazit Kaiser to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law, for a period of three years commencing on October 9, 2007.

2.	To re-elect Jaron Lotan, Ilan Kinreich, Shai Beilis, Yochai Hacohen and Eli Blatt to the Company’s Board of Directors, each to serve until the close of the next Annual Meeting.

3.	To ratify and approve compensation arrangements to certain members of the Board of Directors including an employee director, as described in the Proxy Statement.

4.	To ratify and approve the increase in the number of authorized ordinary shares of the Company and to amend the Articles of Association and Memorandum of Association of the Company accordingly, as described in the Proxy Statement.

5.	To ratify and approve the grant of certain options and warrants to acquire preferred shares to the Fortissimo Entities (controlling shareholders affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement.

6.	To ratify and approve the increase in the number of authorized preferred shares of the Company and to amend the Articles of Association and Memorandum of Association of the Company accordingly, as described in the Proxy Statement.

7.	To ratify and approve the sublease arrangement between the Company and Fortissimo Capital Funds G.P. L.P., (the general partner of the Fortissimo Entities and affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement.[1]

8.	To ratify and approve the amendment to the Management Services Agreement between the Company and Fortissimo Capital Funds G.P. L.P., (the general partner of the Fortissimo Entities and affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement.

9.	To ratify and approve the increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan, as described in the Proxy statement.

10.	To ratify and approve the amendment of the indemnification agreements with the directors and officers of the Company to extend the term of such agreements by an additional two (2) years, to seven (7) years from the conclusion of services as directors and officers of the Company, as described in the Proxy Statement;.

11.	To ratify and approve the selection of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2007.

[1] The Company advises that, although approved, the Company and Fortissimo decided not to enter into the sublease agreement.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Eli Sofer —————————————— Eli Sofer Chief Financial Officer Dated: October 10, 2007

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